Exhibit 6

Joaquín Estrada

President - CEMEX Asia

City of Dreams

Manila, Philippines

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de

C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Growth in the region translating into strong results

Domestic cement volume

(M Tons)

Sales and EBITDA

($ M)

Domestic cement price

($ / Ton)

+9%

CAGR

5.3

4.9

4.6

4.1

2011 2012 2013 2014

Sales

EBITDA

CAGR 612 577 +7% 542 506

128 142

CAGR 97 79

+22%

2011 2012 2013 2014

16% 18% 22% 23%

EBITDA Margin

+5% CAGR

87 83

78

75

2011 2012 2013 2014

3

Targeting zero working capital days

Working capital

(Days)

-18 days 26

21

16

8

2010 2011 2012 2013 2014

High operating efficiency

Alternative fuels Kilns efficiency SG&A (1)/Sales substitution (%) (%)

(%)

1.8% 93% 1.7%

52% 92% 46%

42% 90% 1.4% 1.4% 1.4%

33%

27% 87%

85%

2010 2011 2012 2013 2014 2010 2011 2012 2013 2014 2010 2011 2012 2013 2014

1) Excluding distribution costs, depreciation and amortization

Growth trend expected to continue

Growth in public spending to continue driving demand Philippines Strong growth in FDI and expansion of manufacturing sector Increased sales of specialized paving and housing solutions

Public infrastructure and renewed private sector confidence expected Thailand to revive cement demand and require new special types of cement

Increased sales of specialized ready-mix solutions to landmark projects Malaysia in the country

Improved political and economic stability to stimulate much needed Bangladesh growth in infrastructure and housing

What you should expect from us

Maintain zero accidents, same as last year

Leverage new capacity and distribution network in the Philippines Continue implementing our Value before Volume strategy Increase our sales of specialized paving solutions Reach zero working capital days Divest non-core or underperforming assets Continue improving operational efficiency Increase our alternative fuels substitution rate to 60%

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